Exhibit 99.1

FOR IMMEDIATE RELEASE

Gaming Partners International Reports Financial Results for the First Quarter of 2008

Las Vegas, Nevada, May 14, 2008 – Gaming Partners International Corporation (Nasdaq: GPIC), the leading worldwide provider of casino currency and table gaming equipment, today announced financial results for the first quarter of 2008.

For the first quarter of 2008, the Company reported revenues of $12.1 million compared to revenues of $8.9 million for the first quarter of 2007. Gross profit for the quarter was $3.8 million, or 31% of revenues, compared to $1.6 million or 18% of revenues in the same period a year ago. The increase in revenues was due to increased sales of gaming chips to casinos in Macau, which resulted in higher production and improved margins by allocating fixed costs over the higher production.

Net loss for the first quarter was $412,000, or $0.05 per basic and diluted share, compared to a net loss of $1.5 million or $0.18 per basic and diluted share in the first quarter of 2007.

As of March 31, 2008, the Company had cash and marketable securities of $11.2 million, compared to $9.4 million as of December 31, 2007.

As of March 31, 2008, our backlog of unfilled orders, which are expected to be filled in 2008, was $14.0 million.  At March 31, 2007, our backlog was $12.7 million.

Commenting on the results, Gerard Charlier, President and CEO, said, “Our first quarter 2008 results are significantly improved over last year’s results, but we posted a loss and our performance is not where we want it to be. We will continue to pursue revenue opportunities but we are addressing our costs as well, such as moving our Las Vegas-based chip manufacturing to our Mexico facility.”

GAMING PARTNERS INTERNATIONAL USA, INC.

1700 Industrial Road, Las Vegas, NV 89102

Phone: 1-800-728-5766    -    Phone: 702-384-2425    -    Fax: 702-384-1965    -    www.gpigaming.com    -    info@gpigaming.com

GPIC Announces First Quarter Results/2-2-2-2

About Gaming Partners International Corporation

GPIC manufactures and supplies (under the brand names of Paulson, Bourgogne et Grasset and Bud Jones) gaming chips including low frequency and high frequency RFID chips, jetons and plaques, low frequency RFID readers, wheels, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps, and roulette. GPIC is headquartered in Las Vegas, Nev., with offices in Beaune, France; San Luis, Mexico; Atlantic City, N.J.; and Gulfport, Miss. GPIC sells its casino products directly to licensed casinos throughout the world. For additional information about GPIC, visit our web site at www.gpigaming.com.

Safe Harbor Statement

This release contains “forward-looking statements” based on current expectations but involving known and unknown risks and uncertainties, such as statements relating to anticipated future sales or the timing thereof, the long-term growth and prospects of our business or any jurisdiction, including Macau, and the long term potential of the RFID gaming chips market and the ability of Gaming Partners International to capitalize on any such growth opportunities. Actual results or achievements may be materially different from those expressed or implied. Gaming Partners International’s plans and objectives are based on assumptions involving judgments with respect to future economic, competitive and market conditions, its ability to consummate, and the timing of, acquisitions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond its control. Therefore, there can be no assurance that any forward-looking statement will prove to be accurate.

For more Information please contact:

For Gaming Partners International Corporation:

GPIC Contact:	KCSA Contacts:
Laura McAllister Cox	Lee Roth / Marybeth Csaby
702-384-2425	212-896-1209 / 1236
lmcox@gpigaming.com	lroth@kcsa.com / mcsaby@kcsa.com

# # #

GAMING PARTNERS INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(in thousands, except share amounts)

	March 31,	December 31,
	2008	2007
ASSETS
Current Assets:
Cash and cash equivalents	$4,755	$4,627
Marketable securities	6,437	4,730
Accounts receivable, less allowance for doubtful accounts of $392 and $327, respectively	3,128	5,811
Inventories	12,336	10,093
Prepaid expenses	526	487
Deferred income tax asset	944	893
Other current assets	798	1,459
Total current assets	28,924	28,100
Property and equipment, net	16,073	15,596
Goodwill	1,790	1,680
Other intangibles, net	991	1,023
Deferred income tax asset	1,829	1,514
Long-term investments	791	736
Other assets, net	651	660
Total Assets	$51,049	$49,309

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$564	$689
Accounts payable	2,945	2,964
Accrued liabilities	3,584	4,418
Customer deposits	4,394	2,715
Income taxes payable	—	27
Deferred income tax liability	18	—
Other current liabilities	496	406
Total current liabilities	12,001	11,219
Long-term debt, less current maturities	2,225	2,273
Deferred income tax liability	497	455
Other liabilities	224	209
Total liabilities	14,947	14,156
Commitments and contingencies - see Note 10
Stockholders’ Equity:
Preferred stock, authorized 10,000,000 shares, $.01 value, none issued and outstanding	—	—
Common stock, authorized 30,000,000 shares, $.01 par value, 8,103,401 and 8,103,401, respectively, issued and outstanding	81	81
Additional paid-in capital	18,806	18,766
Treasury stock, at cost; 8,061 shares	(196)	(196)
Retained earnings	12,413	12,825
Accumulated other comprehensive income	4,998	3,677
Total stockholders’ equity	36,102	35,153
Total Liabilities and Stockholders’ Equity	$51,049	$49,309

See notes to unaudited condensed consolidated financial statements.

GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2008	2007
Revenues	$12,125	$8,921
Cost of revenues	8,330	7,350
Gross profit	3,795	1,571

Product development	54	45
Marketing and sales	1,162	1,093
General and administrative	2,975	2,806
Operating loss	(396)	(2,373)

Loss on foreign currency transactions	(259)	(28)
Interest income	56	79
Interest expense	(38)	(49)
Other income, net	3	20
Loss before income taxes	(634)	(2,351)

Income tax benefit	(222)	(861)

Net loss	$(412)	$(1,490)

Earnings per share:
Basic	$(0.05)	$(0.18)
Diluted	$(0.05)	$(0.18)

Weighted average shares of common stock outstanding:
Basic	8,103	8,094
Diluted	8,103	8,094

See notes to unaudited condensed consolidated financial statements.